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                                                    --------------------------
                                                            OMB APPROVAL
                                                    --------------------------
--------                                            OMB Number:      3235-0104
 FORM 3                                             Expires: December 31, 2001
--------                                            Estimated average burden
                                                    hours per response.... 0.5
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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

   Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

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 1. Name and Address of Reporting Person*  2. Date of Event Requiring    4. Issuer Name and Ticker or        6. If Amendment, Date
                                              Statement                     Trading Symbol                      of Original
CANADIAN ADVANTAGE LIMITED PARTNERSHIP        (Month/Day/Year)              JOSHUA TREE CONSTRUCTION, INC.      (Month/Day/Year)
----------------------------------------                                 ------------------------------------
     (Last)     (First)     (Middle)                01/04/2002           5. Relationship of Reporting        -----------------------
                                           ----------------------------     Person(s) to Issuer              7. Individual or Joint/
c/o  VMH Management Limited                3. I.R.S. Identification         (Check all applicable)              Group Filing (Check
120 Adelaide Street West                      Number of Reporting              Director    X  10% Owner         Applicable Line)
16th Floor                                    Person, if an entity       -----           -----                      Form filed by
----------------------------------------      (voluntary)                      Officer        Other (specify    --- One Reporting
             (Street)                                                    -----           -----      below)          Person
                                           ----------------------------  (give title below)                      X  Form filed by
 Toronto, Ontario M5H 1T1, Canada                                                                               --- More than One
----------------------------------------                                 ------------------------------             Reporting Person
   (City)      (State)      (Zip)

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            TABLE I -- NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED
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 1. Title of Security                         2. Amount of Securities         3. Ownership Form:         4. Nature of Indirect
    (Instr. 4)                                   Beneficially Owned              Direct (D) or              Beneficial
                                                 (Instr. 4)                      Indirect (I)               Ownership (Instr. 5)
                                                                                 (Instr. 5)
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    Common Stock                                 13,247,850                           D
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                                                  3,957,150                           I                     See note below
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Note: On January 4, 2002, Canadian Advantage Limited Partnership ("CALP") purchased 205,000 shares of the Issuer's common stock pursuant to a written Stock Purchase Agreement. CALP provided 77% of the purchase price and Advantage [Bermuda] Fund, Ltd. ("ABFL")
provided 23% of the purchase price. On January 11, 2002, CALP purchased 200,000 shares of the Issuer's Series A Convertible
Preferred Stock from the Issuer pursuant to a written Series A Convertible Stock Purchase Agreement. CALP owns 77% of the Series A
Convertible Preferred & ABFL owns 23%. CALP & ABFL converted an aggregate of 170,000 shares of the Series A Convertible Preferred into 17,000,000 shares of the Issuer's Common Stock, 13,090,000 shares for CALP and 3,910,000 shares for ABFL. CALP, ABFL and
Thomson Kernaghan & Co Ltd are under the common control of Mark E. Valentine, the Chairman of Thomson Kernaghan & Co Ltd., who has
authority to vote and dispose the shares beneficially owned by any of them. Accordingly, Thomson Kernaghan & Co Ltd, CALP, ABFL and
Mark E. Valentine may be considered a group which beneficially owns all of the shares beneficially owned by any of them.




Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
*If the form is filed by more than one reporting person, see Instruction 5(b)(v).                                   SEC 1473 (3-99)

     POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTIONS OF INFORMATION
  CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS
                     A CURRENTLY VALID OMB CONTROL NUMBER.

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
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FORM 3 (CONTINUED)                      TABLE II -- DERIVATIVE SECURITIES BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)
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
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1. Title of Derivative  2. Date Exercisable     3. Title and Amount of      4. Conversion    5. Ownership    6. Nature of Indirect
   Security (Instr. 4)     and Expiration          Securities Underlying       or Exercise      Form of         Beneficial Ownership
                           Date                    Derivative Security         Price of         Derivative      (Instr. 5)
                           (Month/Day/Year)        (Instr. 4)                  Derivative       Security:
                        -------------------------------------------------      Security         Direct (D) or
                                                                Amount or                       Indirect (I)
                        Date         Expiration                 Number                          (Instr. 5)
                        Exercisable  Date          Title        of Shares
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Series A Convertible                               common
Preferred Stock         1/24/2002       None       stock         23,100          none               D
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Series A Convertible                               common
Preferred Stock         1/24/2002       None       stock          6,900          none               I           See Note on page 1
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Explanation of Responses:

                                                                                                 SEE ATTACHED SIGNATURE PAGE



**    Intentional misstatements or omissions of facts constitute Federal
      Criminal Violations.   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                 SIGNATURE PAGE


Canadian Advantage Limited Partnership
by:  VMH Management, Ltd, its general partner

/s/ MARK E. VALENTINE                                    03/01/02
---------------------------------------------          ----------------
Mark E. Valentine                                          Date
Chairman and Chief Executive Officer

Address: 120 Adelaide Street West, 16th Floor
         Toronto, Ontario  M5H 1T1, Canada




Thomson Kernaghan & Co. Ltd

/s/ MARK E. VALENTINE                                    03/01/02
---------------------------------------------          ----------------
Mark E. Valentine                                          Date
Chairman

Address: 120 Adelaide Street West, 16th Floor
         Toronto, Ontario  M5H 1T1, Canada




Advantage [Bermuda] Fund, Ltd
by:  VMH Management, Ltd, its
     investment advisor

/s/ MARK E. VALENTINE                                    03/01/02
---------------------------------------------          ----------------
Mark E. Valentine                                          Date
Chairman and Chief Executive Officer

Address: c/o Washington Mall 1, 3rd Floor
         22 Church Street
         Hamilton 11 Bermuda